# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cyabra, Inc., CIK 0002032341
CUSIP: 23249H105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13 Gershon Shatz, Tel Aviv, Israel (L3), 6997543
Date of event which requires filing of this statement: 03/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000905718

## Reporting persons
- LOWENSTEIN SANDLER LLP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (7.2% of the class)
  Comment: See Item 4 for additional information.

## Item 1. Issuer
Name of issuer: Cyabra, Inc.
Address of issuer's principal executive offices: 13 Gershon Shatz Tel, Aviv, L3, 6997543

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Lowenstein Sandler LLP, a New Jersey limited liability partnership (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address for the Reporting Person is One Lowenstein Drive, Roseland, NJ 07068.
Citizenship: See Item 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 27, 2026 (the "Event Date"), the Reporting Person held 1,000,000 shares of common stock, par value$0.0001 per share (the "Common Stock") of Cyabra, Inc. (the "Issuer"). As a result of the foregoing, the Reporting Person beneficially owns approximately 7.2% of the outstanding shares of Common Stock of the Issuer as of the Event Date. Ownership percentages are based on 13,814,167 shares of Common Stock issued and outstanding as of March 27, 2026, as disclosed by the Issuer directly to the Reporting Person.
Percent of class: 7.2%
Sole power to vote or to direct the vote: 1,000,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,000,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LOWENSTEIN SANDLER LLP: /s/ David Wissert, David Wissert / General Counsel (04/01/2026)